STATEMENT OF INVESTMENTS

Dreyfus 100% U.S. Treasury Money Market Fund

September 30, 2007 (Unaudited)

U.S. Treasury Bills--85.6%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
10/4/07	4.06	2,570,000	2,569,133
10/25/07	4.93	26,000,000	25,915,673
11/15/07	4.62	223,000,000	221,731,200
11/23/07	3.64	44,000,000	43,766,491
11/29/07	4.19	56,815,000	56,428,302
12/6/07	3.95	4,000,000	3,971,253
12/20/07	4.55	57,800,000	57,224,845
1/3/08	3.74	3,500,000	3,466,160
2/14/08	4.60	50,000,000	49,150,000
3/13/08	4.11	47,000,000	46,137,132
3/20/08	4.16	14,450,000	14,170,393
Total U.S. Treasury Bills			
(cost $524,530,582)			**524,530,582**
U.S. Treasury Notes--14.6%			
11/15/2007			
(cost $89,786,257)	4.81	90,000,000	**89,786,257**
Total Investments (cost $614,316,839)		**100.2%**	**614,316,839**
Liabilities, Less Cash and Receivables		**(.2%)**	**(937,921)**
Net Assets		**100.0%**	**613,378,918**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.